www.aliogold.com
TSX: TMM, NYSE MKT: TGD	TSX, NYSE: ALO

TIMMINS GOLD TO CHANGE NAME TO ALIO GOLD

April 18, 2017 Vancouver, BC - Timmins Gold Corp. (TSX: TMM, NYSE MKT: TGD) (“Timmins Gold” or the “Company”) announces that it is proposing to change its name to Alio Gold Inc. at its upcoming Annual General Meeting (AGM) of Shareholders. If approved, the Company expects to begin trading on both the TSX and the NYSE MKT under the ticker ALO on Tuesday May 16, 2017.

Chief Executive Officer, Greg McCunn, said, “The word Alio in Latin means ‘to go in a different direction’ and is reflective of the important operational and management changes that have been made in 2017. The portfolio of assets we have will form the platform for the growth of Alio Gold into a mid-tier gold producer over the next several years. In the near-term, there are a number of exciting catalysts for Alio Gold including a Prefeasibility Study for our high-grade, high-margin Ana Paula Project and the plan for revitalizing our San Francisco Mine.”

Annual General Meeting

The Company’s Annual General Meeting will be held on May 12, 2017 at the offices of Blake, Cassels & Graydon LLP, 595 Burrard Street, Suite 2600, Vancouver, British Columbia. Please note the time of the meeting has been changed from 2:00pm to 10:00am PST. Along with the proposed name change to Alio Gold, the Company will also propose consolidation of its shares on a 10:1 basis, and, re-election of its current slate of directors as well as other routine annual meeting matters.

The details of all matters to be put forward to shareholders at the AGM are set forth in the Management Information Circular which is available at both www.sedar.com and the Company’s website. Shareholders requiring assistance with the voting process may contact Laurel Hill Advisory Group, the proxy solicitation agent, by telephone at: 1-877-452-7184 (North America Toll Free) or 416-304-0211 (collect outside North America) or by email at: assistance@laurelhill.com

Please vote your shares before 10:00am PST on May 10, 2017

About Timmins Gold / Alio Gold

Timmins/Alio Gold is a Canadian gold mining company engaged in exploration, development and production in Mexico. Its principal assets include the producing San Francisco mine in Sonora, Mexico and the development stage Ana Paula project in Guerrero, Mexico. The Company also has a portfolio of other exploration properties, all of which are located in Mexico.

Contact:

Greg McCunn
CEO and Director
604-638-8980
greg@timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events including: estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to production, exploration drilling, reserves and resources, exploitation activities and events or future operations.

In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, the Company does not intend to update any forward-looking statements to conform these statements to actual results.